311670

03003101

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

U.S.$2,000,000,000 3.375 per cent. Notes due March 17, 2008, being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: January 9, 2003

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the U.S.$2,000,000,000 3.375 per cent. Notes due March 17, 2008 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to the Prospectus dated January 8, 2001 (the "Prospectus"), the Pricing Supplement dated as of January 9, 2003 (the "Pricing Supplement"), the Standard Provisions dated January 8, 2001 (the "Standard Provisions"), and the Terms Agreement dated as of January 9, 2003 (the "Terms Agreement"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of the Prospectus, filed with you on January 8, 2001, and the Pricing Supplement. Additionally, the Standard Provisions were filed with you on January 8, 2001. This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which was not available at the time of the report filed on September 10, 2002.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission [1]	Proceeds to the Bank
Per Note 99.379%	.10%	99.279%
Total $1,987,580,000	$2,000,000	$1,985,580,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated September 20, 2002
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO
INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

03 JAN 14 PM 10: 31

September 20, 2002

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time, and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-14/02, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 42

U.S.$2,000,000,000 3.375 percent Notes due March 17, 2008
(the "Notes")

Issue Price: 99.379 percent

Application will be made to list the Notes
on the London and New York Stock Exchanges

Credit Suisse First Boston
JPMorgan

ABN AMRO
Daiwa Securities SMBC Europe Limited
Deutsche Bank
Goldman Sachs International
HSBC
Merrill Lynch International
Mizuho International plc
Morgan Stanley
Nomura Securities
Schroder Salomon Smith Barney
Tokyo-Mitsubishi International plc
UBS Warburg

The date of this Pricing Supplement is as of January 9, 2003

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue and for a limited period after the issue date, the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. There may be, however, no obligation on the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	42
2.	Aggregate Principal Amount:	U.S.$2,000,000,000
3.	Issue Price:	U.S.$1,987,580,000, which is 99.379 percent of the Aggregate Principal Amount.
4.	Issue Date:	January 16, 2003.
5.	Form of Notes (Condition 1(a)):	Book-entry only.
6.	Authorized Denomination(s) (Condition 1(b)):	Book-entry only, U.S.$1,000 or any integral multiple thereof.
7.	Specified Currency (Condition 1(d)):	United States Dollars ("U.S.$") being the lawful currency of the United States of America.
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars.

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars.
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	March 17, 2008.
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I)).
12.	Interest Commencement Date (Condition 5(III)):	January 16, 2003.
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	3.375 percent per annum.
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on March 17 and September 17 in each year, commencing on March 17, 2003, and with a short first coupon on March 17, 2003. Each Fixed Rate Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention, with no adjustment to the amount of interest otherwise calculated.
	(c) Initial Broken Amount:	U.S.$5.71875 per U.S.$1,000.
	(d) Fixed Rate Day Count Fraction(s):	30/360
14.	Relevant Financial Center:	New York and London.
15.	Relevant Business Days:	New York and London.
16.	Issuer's Optional Redemption (Condition 6(e)):	No.
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No.
18.	Governing Law:	New York.

19. Selling Restrictions:

(a) United States:

The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Managers are required to agree that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:

London Stock Exchange and New York Stock Exchange.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank S.A./N.V.; Clearstream, Luxembourg.
3.	Syndicated:	Yes.
4.	If Syndicated:	
	(a) Liability:	Several and not joint.
	(b) Lead Managers:	Credit Suisse First Boston (Europe) Limited J.P. Morgan Securities Ltd.
	(c) Stabilizing Manager:	Credit Suisse First Boston (Europe) Limited
5.	Commissions and Concessions:	0.10%, comprised of a combined management and underwriting commission of 0.08% and a selling concession of 0.02%.
6.	Codes:	
	(a) Common Code:	16111724
	(b) ISIN:	US4581X0AE89
	(c) CUSIP:	4581X0AE8
7.	Identity of Managers:	Credit Suisse First Boston (Europe) Limited J.P. Morgan Securities Ltd. ABN AMRO Bank N.V. Daiwa Securities SMBC Europe Limited Deutsche Bank AG London Goldman Sachs International HSBC Securities (USA) Inc. Merrill Lynch International Mizuho International plc Morgan Stanley & Co. International Limited Nomura International plc Salomon Brothers International Limited

Tokyo-Mitsubishi International plc
UBS AG, acting through its business group UBS Warburg

Recent Developments

Effective September 13, 2002, the Board of Governors of the Bank appointed Ernst & Young LLP as the Bank's external auditors for the fiscal year 2002. Ernst & Young LLP was identified by the Bank's management through a process of international competitive bidding.

Additional Information

The Notes will be subject to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Charles O. Sethness
Title: Finance Manager

Exhibit C

TERMS AGREEMENT NO. 42 UNDER
THE PROGRAM

As of January 9, 2003

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$2,000,000,000 3.375 percent Notes due March 17, 2008 (the "Notes"), described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on January 16, 2003 (the "Settlement Date"), at an aggregate purchase price of U.S.$1,985,580,000 on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, which is: the issue price of 99.379 percent of the principal amount (U.S.$2,000,000,000) less a combined management and underwriting fee of 0.08 percent and a selling concession of 0.02 percent of the principal amount.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
Credit Suisse First Boston (Europe) Limited	910,000,000
J.P. Morgan Securities Ltd.	910,000,000
ABN AMRO Bank N.V.	15,000,000
Daiwa Securities SMBC Europe Limited	15,000,000
Deutsche Bank AG London	15,000,000
Goldman Sachs International	15,000,000
HSBC Securities (USA) Inc.	15,000,000
Merrill Lynch International	15,000,000
Mizuho International plc	15,000,000
Morgan Stanley & Co. International Limited	15,000,000
Nomura International plc	15,000,000
Salomon Brothers International Limited	15,000,000
Tokyo-Mitsubishi International plc	15,000,000
UBS AG, acting through its business group UBS Warburg	15,000,000

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000021 JPM CHASE/FIRST BOSTON; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. In accordance with the Provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Credit Suisse First Boston (Europe) Limited as Stabilizing Manager with respect to the issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it

acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus, and of the Fed Fiscal Agency Agreement duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-263-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
Attention: MTN Trading
Telephone: +44 (20) 7888 4021
Facsimile: +44 (20) 7905 6128

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who

have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; *provided, however*, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. To complement the selling restrictions contained in Exhibit D to the Standard Provisions, each of the undersigned hereby:

   (i) acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended; and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material; and

   (ii) represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Credit Suisse First Boston (Europe) Limited
J.P. Morgan Securities Ltd.
ABN AMRO Bank N.V.
Daiwa Securities SMBC Europe Limited
Deutsche Bank AG London
Goldman Sachs International
HSBC Securities (USA) Inc.
Merrill Lynch International
Mizuho International plc
Morgan Stanley & Co. International Limited
Nomura International plc
Salomon Brothers International Limited
Tokyo-Mitsubishi International plc
UBS AG, acting through its business group
UBS Warburg (the "Managers")

By: ____________________
Attorney-in-fact for each of the
several underwriters named above

CONFIRMED as of the date first above written:

Credit Suisse First Boston (Europe) Limited
J.P. Morgan Securities Ltd.
(each a "Lead Manager")

By: CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

____
(Authorized Signatory)

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ____________________
Name: Charles O. Sethness
Title: Finance Manager